AVALON VENTURES LTD.
V.AVL:CDNX

111 Richmond St. W., Suite 1116 Toronto, Ontario M5H 2G4
Tel: (416) 364-4938 Fax: (416) 364-5162
E-mail: info@avalonventures.com Internet: http://www.avalonventures.com



February 12, 2002

FILE No. 82-4427

Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 - 5 St. NW
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re: Avalon Ventures Ltd. (The "Company") - Filing Requirements

Further to the above matter, enclosed please find the following documents for filing under Rule 12g3-2(b):

- Notice of Annual General Meeting, Information Circular and Proxy, together with audited financial statements for the year ended August 31, 2001.
- Annual Information Form Renewal for the year ended August 31, 2001.
- BC Form 51-901 attached to the Company's Quarterly Reports for the three months ended November 30, 2001;
- Copies of approval letters from the Canadian Venture Exchange as detailed below:
  - ⇒ December 19, 2001: letter consenting to the extension in the expiry date of warrants as outlined;
  - ⇒ December 27, 2001: conditional acceptance of the Company's proposed private placement of an aggregate 1,040,000 flow-through units at a price of \$0.25 per unit for total gross proceeds of \$260,000;
  - ⇒ January 29, 2002: final acceptance of the Company's private placement of an aggregate 1,040,000 flow-through units at a price of \$0.25 per unit for total gross proceeds of \$260,000;
- November 19, 2001: BC Form 45-902F for the purchase of up to 70,000 common shares of the Company with respect to the grant of an incentive stock option to an employee of the Company;
- December 11, 2001: BC Form 45-902 for the issuance of 100,000 common shares of the Company to Ian J. Campbell, an officer of the Company, in lieu of past services he has provided to the Company for which no compensation has been paid;
- January 9, 2002: Copy of an Order from the Ontario Securities Commission accepting the Company's application to become a reporting issuer in Ontario;

dlw 3/14

- January 14, 2002: BC Form 53-901F with respect to the closing of a private placement of an aggregate 1,040,000 flow-through units at a price of $0.25 per unit for total gross proceeds of $260,000;
- January 18, 2002: Form 45-902F with respect to the closing of a private placement of an aggregate 1,040,000 flow-through units at a price of $0.25 per unit for total gross proceeds of $260,000;
- February 11, 2002: Form 45-501F1 with respect to the closing of a private placement of an aggregate 1,040,000 flow-through units at a price of $0.25 per unit for total gross proceeds of $260,000;
- Insider Reports

Yours very truly,

**AVALON VENTURES LTD.**

Donald S. Bubar
President

:j
encl.

cc: Page Fraser & Associates

File No. 82-4427

**AVALON VENTURES LTD.**
**111 Richmond Street, Suite 1116**
**Toronto, Ontario M5H 2G4**
**Telephone: (416) 364-4938**
**Facsimile: (416) 364-5162**

## NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

TAKE NOTICE that the 2002 Annual General Meeting of the members of **Avalon Ventures Ltd.** (the "Company") will be held at the Toronto Board of Trade Downtown Centre, 3rd Floor, 1 First Canadian Place, Toronto, Ontario, on:

**Thursday, February 21, 2002**

at 4:30 p.m. (Eastern Standard Time) for the following purposes:

1. To receive the 2001 report of the Directors;
2. To receive the Company's consolidated financial statements for the financial year ended August 31, 2001 and the auditor's report thereon;
3. To appoint an auditor for the next year and to authorize the directors to fix the auditor's remuneration;
4. To determine the number of directors and to elect directors;
5. To ratify, confirm, and approve all acts done by and the proceedings of the Company's directors and officers on the Company's behalf since the last Annual General Meeting; and
6. To transact any other business that may properly come before the meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and forms part of this Notice.

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxyholder to attend and vote in his place. If you are unable to attend the meeting or any adjournment in person, please read the Notes accompanying the enclosed form of Proxy and then complete, sign, and date the Proxy and return it within the time and to the location set out in the Notes. The Company's management is soliciting the enclosed form of Proxy but, as set out in the Notes, you may amend the Proxy if you wish by striking out the names listed and inserting in the space provided the name of the person you want to represent you at the meeting.

Please advise the Company of any change in your address.

DATED at Toronto, Ontario, this 10th day of January, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS**

"DONALD S. BUBAR"
President

FILE No 82-4427

**AVALON VENTURES LTD.**
**111 Richmond Street, Suite 1116**
**Toronto, Ontarió**
**M5H 2G4**

**INFORMATION CIRCULAR**
**as at and dated January 10, 2002 (unless otherwise noted)**

## MANAGEMENT SOLICITATION

**This Information Circular is furnished in connection with the solicitation of proxies by management of AVALON VENTURES LTD. (the "Company") for use at the Annual General Meeting (the "Meeting") of members of the Company to be held on Thursday, February 21, 2002, and at any adjournment of the Meeting.** The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by the Company's regular officers and employees. The Company will not specifically engage employees or soliciting agents to solicit proxies. The Company does not reimburse shareholders, nominees, or agents for their costs of obtaining authorization from their principals to sign forms of proxy. The cost of solicitation will be borne by the Company.

## APPOINTMENT OF PROXY HOLDER AND VOTING OF PROXIES

The persons named in the enclosed form of proxy are the Company's directors or officers. **A member has the right to appoint a person (who need not be a member) to attend and act on his behalf at the Meeting other than the persons named as proxyholders in the form of proxy accompanying this Information Circular. To exercise this right, the member must either insert the name of the desired person in the blank space provided in the proxy and strike out the other names or submit another proxy.**

A member may indicate the manner in which the persons named in the enclosed proxy are to vote with respect to any matter by marking an "X" in the appropriate space. If the member wishes to give the persons named in the proxy a discretionary authority with respect to any matter described in the proxy, then the space should be left blank. **In such instance, the proxyholders nominated by management will vote the shares represented by the proxy in accordance with their best judgment.**

**The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the member and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly. Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters. The form of proxy gives the person named as proxyholder discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.**

The proxy must be dated and signed by the member or his attorney authorized in writing. In the case of a corporation, the proxy must be dated and signed by an authorized director, officer, or attorney of the corporation. A member must deliver:

1. the form of proxy; and
2. the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof,

to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company's head office at the address listed on the cover page of this Information Circular, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof. Unregistered shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by the intermediary.

## REVOCABILITY OF PROXY

Any member who returns the enclosed form of proxy may revoke it at any time before it is exercised. A member or his attorney authorized in writing or, if the member is a corporation, an authorized officer or attorney of the corporation, may revoke a proxy by signing a written notice or document to that effect and delivering it either to:

1. the office of the Company's registrar and transfer agent or the Company's head office at least 24 hours before the scheduled time of the Meeting or any adjournment thereof; OR
2. the Chairman of the Meeting before the scheduled commencement of the Meeting or any adjournment thereof.

## RECORD DATE, VOTING SHARES, AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value and 25,000,000 Preferred Shares without par value.

The record date for determining all members entitled to receive notice of, attend, and vote at the Meeting was fixed by the Company's directors as January 10, 2002. There were 23,485,248 common shares and no Preferred Shares issued and outstanding as of January 10, 2002. At a general meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxy holder duly appointed by a member who would have been entitled to vote will have one vote and, on a poll, every member present in person or represented by proxy or other proper authority will have one vote for each share of which the member is the registered holder. In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required to pass an ordinary resolution, and a majority of at least 75% of the votes cast will be required to pass a special resolution.

To the knowledge of the Company's directors and senior officers, the following persons beneficially own shares carrying more than 10% of all voting rights as of January 10, 2002:

| Name of Shareholder | Number of Shares Owned | Percentage of Issued and Outstanding Shares |
|---|---|---|
| CDS & Co.[(1)] | 18,759,139 | 79.88% |

(1) CDS & Co. is a holding company for shares held in brokerage accounts for non-registered shareholders. The Company's management does not know who beneficially owns these shares.

## ELECTION OF DIRECTORS

Management proposes to nominate the persons named in the following table for election as director. Each director elected will hold office until the next Annual General Meeting or until that person sooner ceases to be a director. The members will be asked to pass an ordinary resolution to set the number of directors of the Company at six for the next year, subject to any increases permitted by the Company's Articles.

Unless a member provides other instructions, the enclosed proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors. Management does not expect that any of the nominees will be unable to serve as a director. If before the Meeting any vacancies occur in the slate of nominees listed below, the person named in the proxy will exercise his or her discretionary authority to vote the shares represented by the proxy for the election of any other person or persons as directors.

The following information concerning the proposed nominees has been furnished by each of them:

| Name and Present Office Held | Director Since | Number of Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised[1] | Principal Occupation During the Past Five Years |
|---|---|---|---|
| **DONALD S. BUBAR**[2]<br>Director, President and Chief Executive Officer | February 17, 1995 | 964,000 | Consulting Geologist; director of Dotcom 2000 Inc. |
| **LAWRENCE PAGE, Q.C.**<br>Director and Chairman | July 24, 1991 | 21,000 | Lawyer; Principal of Lawrence Page, Q.C. Law Corporation; director and/or officer of numerous reporting companies, including Newcoast Silver Mines Ltd., Northern Crown Mines Ltd., Quaterra Resources Inc., Rio Fortuna Exploration Corp., and Western Copper Holdings Limited. |

| | | | |
|---|---|---|---|
| **ALAN FERRY**[2]<br>Director | February 24, 2000 | Nil | Chartered Financial Analyst, with Dominick and Dominick Securities Inc.; director of several other reporting companies including Guyana Goldfields Ltd. |
| **F. DALE CORMAN**<br>Director | March 14, 1995 | Nil | Engineer; Chairman and CEO of Western Copper Holdings Limited; director of Quaterra Resources Inc. and Pacific Sapphire Company Ltd. |
| **JOSEPH G. MONTEITH**<br>Director | February 24, 2000 | 135,000 | Chemical Engineering Technologist; President of Stormceptor Corporation and three other private industrial companies |
| **BRIAN D. MacEACHEN**[2]<br>Director | November 16, 1998 | 160,000 | Consultant; Chartered Accountant; formerly Chief Financial Officer of Salter Street Films and prior to that Treasurer of Franco-Nevada Mining Corporation Ltd. |

(1) As at December 15, 2001.
(2) Denotes a member of the audit committee.

All of the nominees reside in Canada, except F. Dale Corman, who is a resident of the United States.

On Thursday, December 13, 2001, the Company published the Advance Notice of Meeting in *The Province* newspaper, Vancouver, British Columbia and also filed it with the British Columbia and Alberta Securities Commissions and the Canadian Venture Exchange (the "Exchange"). The Advance Notice of Meeting invited nominations for directors of the Company, as required by section 111 of the *Company Act* (British Columbia).

## EXECUTIVE COMPENSATION

### Compensation of Named Executive Officer

The table below sets out particulars of compensation paid to the following executive officers for services to the Company during the three most recently completed financial years:

(a) the individual who served as the Company's chief executive officer or acted in a similar capacity ("CEO") during the most recently completed financial year;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year,

(each of whom is a "Named Executive Officer").

**Summary Compensation Table**

| Name and Principal Position | Year[(1)] | Annual Compensation | | | Long Term Compensation | | | All Other Compen-sation ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| | | Salary ($) | Bonus ($) | Other Annual Compen-sation ($) | Securities under Options/ SARs[(2)] Granted | Restricted Shares or Restricted Share Units ($) | LTIP[(3)] Payouts ($) | |
| **Donald S. Bubar**<br>President and CEO | 2001<br>2000<br>1999 | 8,000[(4)]<br>8,000[(4)]<br>8,000[(4)] | Nil<br>Nil<br>Nil | 94,000[(5)]<br>95,200[(5)]<br>92,600[(5)] | 100,000/Nil<br>Nil/Nil<br>350,000/Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>Nil | Nil<br>Nil<br>75,000[(6)] |

(1) Financial year ended August 31.
(2) Stock appreciation rights.
(3) Long-term incentive plan.
(4) Including $2,000 in directors' fees.
(5) Paid or accrued to D.S. Bubar and Associates as fees for mineral exploration consulting services.
(6) Aggregate value realized on exercise of option to purchase 250,000 shares.

**Incentive Stock Options to Named Executive Officers**

The Company may grant, under the policies of the Exchange, incentive stock options to the following persons in consideration of them providing services to the Company:

(a) directors, officers, and employees of the Company or a subsidiary;

(b) employees of a company providing management services to the Company; or

(c) permitted consultants providing consulting services to the Company or a subsidiary.

The number of shares subject to each option is determined by the Company's Board of Directors within the guidelines established by the Exchange. The options enable those persons to purchase shares of the Company at a price fixed in accordance with the rules of the Exchange. The option agreement must provide that the option can be exercised only by the optionee and only as long as the optionee continues to serve the Company in one of the capacities described in (a) to (c) above and for not more than 90 days after ceasing to serve the Company in any capacity or, if the optionee dies, one year after the date of the optionee's death. The options are exercisable by the optionee giving the Company written notice and payment of the exercise price for the number of shares to be acquired.

The following table discloses the particulars of options to purchase common shares granted by the Company to the Named Executive Officer during the last financial year:

**Option/SAR Grants During the Most Recently Completed Financial Year**

| Name of Executive Officer | Securities Under Options/SARs[(1)] Granted (#) | % of Total Options/SARs Granted to Employees in Financial Year | Exercise or Base Price ($/Security) | Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Donald S. Bubar | 100,000[(2)] | 20.62% | $0.75 | $0.66 | March 14, 2006 |

(1) The Company has not granted any SARs.
(2) Stock option granted on March 14, 2001.

No Named Executive Officer exercised an option during the most recently completed financial year.

The Company did not reprice downward any options held by any Named Executive Officer during the most recently completed financial year.

**Termination of Employment, Change in Responsibilities, and Employment Contracts**

Under an agreement dated May 31, 1995, the Company pays to Donald S. Bubar, in his capacity as the Company's President, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Bubar's time towards the Company's affairs. The Company reimburses Mr. Bubar for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as President.

Under an agreement dated March 1, 1998, D.S. Bubar and Associates ("D.S. Bubar"), a firm of consulting geologists which includes Donald S. Bubar, agreed to provide mineral exploration consulting services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. D.S. Bubar renders an invoice to the Company at the end of each month and is responsible for payment of its own taxes on income. D.S. Bubar provides services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors may request. The Company also agreed to reimburse D.S. Bubar for all travelling and other out-of-pocket expenses, without duplication, incurred in connection with the provision of the consulting services and for other technical support services provided such as drafting and data processing. The agreement also provides that if D.S. Bubar's services are terminated within six months of a change of control of the Company, then the Company will pay to D.S. Bubar, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to D.S. Bubar for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on D.S. Bubar working 20 days per month, whichever is greater; and

(b) the amount equal to two years of fees at the rate of $8,000 per month.

"Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

Other than the arrangement with D.S. Bubar disclosed above, the Company has no plan or arrangement to pay or otherwise compensate any Named Executive Officer if his employment is terminated as a result of resignation, retirement, change of control, etc. or if his responsibilities change following a change of control, where the value of this compensation exceeds $100,000 per Named Executive Officer.

**Compensation of Directors**

The directors of the Company each received or accrued directors' fees of $500 per quarter, for a total of $2,000 each during the financial year ended August 31, 2001.

During the financial year ended August 31, 2001, the Company accrued or paid legal fees totalling $41,591 to a corporation owned by a director of the Company.

The Company did not grant options to any directors, other than the Named Executive Officer, during the most recently completed financial year.

None of the Company's directors exercised an option during the most recently completed financial year.

**Pension Plans**

The Company has not established any pension plan or retirement benefit plan and none is proposed at this time.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Company's directors or senior officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the most recently completed financial year and no indebtedness remains outstanding as at the date of this Information Circular.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

1. Under an agreement dated May 1, 1996, the Company paid to Ian Campbell, in his capacity as Vice-President, Exploration, of the Company, a gross monthly salary of $500 based on the expenditure of 10 days per month of Mr. Campbell's time towards the Company's affairs. The Company reimbursed Mr. Campbell for all travelling and other out-of-pocket expenses incurred in connection with the performance of his duties as Vice-President, Exploration. Mr. Campbell ceased to be Vice-President, Exploration of the Company on December 9, 2001.

2. Under a consulting agreement dated May 1, 1999, Campbell & Associates Geological Services Inc. ("Campbell"), a private company wholly owned by Ian Campbell, agreed to provide mineral exploration consulting and management services to the Company for a term of three years in consideration of a daily fee of $400 plus applicable goods and services tax. Campbell rendered an invoice to the Company at the end of each month and was responsible for payment of its own taxes on income. Campbell provided services to the Company at the rate of a minimum of 10 days and a maximum of 20 days per month or any greater percentage of time that the Board of Directors

requested. The Company has also agreed to reimburse Campbell for all travelling and other out-of-pocket expenses incurred in connection with the provision of the consulting services. The agreement also provided that if Campbell's services were terminated within six months of a change of control of the Company, then the Company would pay to Campbell, immediately on termination, a lump sum in cash equal to:

(a) the amount that the Company would have been required to pay to Campbell for the balance of the term of the agreement or the amount equal to two years of fees, calculated based on Campbell working 20 days per month, whichever is greater; and

(b) the amount equal to two years of fees at the rate of $8,000 per month.

"Control" means: (i) the right to exercise 20% or more of the voting rights attached to all of the Company's outstanding voting securities; or (ii) the right to elect or appoint, directly or indirectly, a majority of the Company's directors.

On November 9, 2001, the Company gave notice of termination of Campbell's consulting agreement and the effective date of termination was December 9, 2001.

No other insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted On".

## APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given in this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Toronto, Ontario, as the Company's auditor to hold office until the Company's next annual general meeting. The Company proposes that the Board of Directors will be authorized to fix the remuneration to be paid to the auditor. PricewaterhouseCoopers LLP was first appointed the Company's auditor on June 8, 2001. Attached as Appendices "A", "B" and "C" are the Notice of Change of Auditor, the Letter from the former Auditor and the Letter from the new Auditor.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

None of the Company's directors or senior officers, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, and no associate or affiliate of any of these persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than as disclosed under the heading "Particulars of Matters to be Acted On".

## PARTICULARS OF MATTERS TO BE ACTED ON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgement on that matter.

**BY THE ORDER OF THE BOARD OF DIRECTORS OF AVALON VENTURES LTD.**

"DONALD S. BUBAR"
President

**APPENDIX "A"**

**AVALON VENTURES LTD.**
**(the "Company")**
**111 Richmond Street West, Suite 1116**
**TORONTO, ONTARIO M5H 2G4**

**NOTICE OF CHANGE OF AUDITOR**

TO THE SHAREHOLDERS:

The Company advises that it has asked Forbes Andersen & Co., Chartered Accountants, (the "Former Auditor"), of 111 Richmond Street West, Suite 1005, Toronto, Ontario M5H 2G4, to resign as the Company's auditor.

The Company proposes to appoint PricewaterhouseCoopers LLP, Chartered Accountants, (the "Successor Auditor"), of Royal Trust Tower Suite 3000, Toronto-Dominion Centre, Toronto, Ontario M5K 1G8, as the Company's new auditor, effective June 8, 2001.

There were no reservations in the Former Auditor's reports for the two most recently completed financial years or for any period after the most recently completed period for which the Former Auditor issued an audit report and preceding the date of the Former Auditor's resignation.

The Company's audit committee has approved the Former Auditor's resignation and the Successor Auditor's appointment as the Company's auditor.

There are no reportable events between the Company and the Former Auditor.

DATED this 8th day of June, 2001.

**AVALON VENTURES LTD.**
Per:

Donald S. Bubar, President

**APPENDIX "B"**

Forbes
Andersen & Co.
Chartered Accountants

June 26, 2001

British Columbia Securities Commission
865 Hornby Street
Suite 1100
Vancouver, B.C.
V6Z 2H4

Dear Sir/Madam:

Re: Avalon Ventures Ltd.

As the former auditors, we have been asked to respond by letter to the above-named company's Notice of Change of Auditor to its shareholders pursuant to National Policy No. 31.

Based on our knowledge at this time, we agree with the information contained in this Notice.

Please contact us if you have any questions or require any additional information.

Yours very truly,

FORBES ANDERSEN & CO.

R. J. (Jim) Andersen, C.A.
Partner

c.c.→ Mr. Donald Bubar, Avalon Ventures Ltd.
Mr. Stephen Wall, PricewaterhouseCoopers
Ms. Claudia L. Losie, Page Fraser & Associates

**APPENDIX "C"**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
PO Box 82
Royal Trust Tower Suite 3000
Toronto Dominion Centre
Toronto Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

British Columbia Securities Commission

June 22, 2001

Dear Sirs:

**Avalon Ventures Ltd.**

Pursuant to Paragraph 4.9 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-mentioned company dated June 8, 2001. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

PricewaterhouseCoopers LLP

**Chartered Accountants**

FILE NO. 82-4427

**AVALON VENTURES LTD.**
**111 Richmond Street West, Suite 1116**
**Toronto, Ontario M5H 2G4**

**PROXY**

**ANNUAL GENERAL MEETING**
**AVALON VENTURES LTD.**

**THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY**

The undersigned member of **Avalon Ventures Ltd.** ("the Company") appoints Donald S. Bubar, director, President, and Chief Executive Officer, or failing him, Anne Jamieson, Secretary, or ______________________________ as proxyholder on behalf of the undersigned to attend the Annual General Meeting of the Company's members to be held on Thursday, February 21, 2002, and any adjournment thereof, to act on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present regarding the matters specified below.

**The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the undersigned member and, if a choice is specified with respect to any matter to be acted on, the shares will be voted or withheld from voting accordingly. Where no choice is specified or where both choices are specified in respect of any matter to be acted on, the shares represented will be voted in favour of all matters. This Proxy gives the person named as nominee discretionary authority regarding amendments or variations to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting.**

Voting Choices on Resolutions

1. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting:

   In favour: [ ] Withhold vote: [ ]

2. To authorize the directors to fix the remuneration to be paid to the Company's auditor:

   In favour: [ ] Against: [ ]

3. To set the number of directors at six:

   In favour: [ ] Against: [ ]

4. (a) To elect as directors all the persons named in 4(b) below:

   In favour: [ ] Withhold vote: [ ]

   OR

(b) To elect as director:

| | |
|---|---|
| DONALD S. BUBAR | In favour: [ ]<br>Withhold vote: [ ] |
| LAWRENCE PAGE, Q.C. | In favour: [ ]<br>Withhold vote: [ ] |
| ALAN FERRY | In favour: [ ]<br>Withhold vote: [ ] |
| F. DALE CORMAN | In favour: [ ]<br>Withhold vote: [ ] |
| JOSEPH G. MONTEITH | In favour: [ ]<br>Withhold vote: [ ] |
| BRIAN D. MacEACHEN | In favour: [ ]<br>Withhold vote: [ ] |

5. To ratify, confirm, and approve all acts done by and the proceedings of the Company's directors and officers on behalf of the Company since its last Annual General Meeting.

In favour: [ ] Against: [ ]

The undersigned acknowledges receipt of the Notice of Annual General Meeting and the accompanying Information Circular dated January 10, 2002.

The undersigned revokes any proxy previously given regarding the Meeting.

If this form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

DATED this ___________ day of _____________________, ________.

___________________________________
Signature of Member

___________________________________
Name of Member (Please Print)

Number of Shares Held: ____________

___________________________________
Address

___________________________________

**NOTES TO FORM OF PROXY**

1. IF YOU DO NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, YOU SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON YOU WISH TO ACT AS YOUR PROXYHOLDER. THIS PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2. This form of Proxy must be completed, dated, and signed by you or your attorney authorized in writing or, if you are a corporation, by an authorized director, officer, or attorney of the corporation. If this form of Proxy is signed by your attorney, the form of power of attorney or a notarially certified copy of it must be attached to the Proxy.

3. This form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited at, mailed to, or sent by facsimile transmission to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9 (Facsimile (604) 683-3694), or to the Company's head office at the address listed on the first page of this form of Proxy, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the scheduled time of the Meeting or any adjournment thereof.

4. If you do not comply with the time deadlines set out in these Notes, your Proxy will be invalid.

FILE No 82-4427

**AVALON VENTURES LTD.**
(the "Company")

**RETURN CARD**

Dear Shareholder:

If you wish to be put on the Company's Supplemental Mailing List to receive copies of the Company's interim financial statements for the current financial year, please complete this form and return it to the Company's registrar and transfer agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9.

Signature: ______________________________________________

Name (please print): ______________________________________

Address: ________________________________________________

_______________________________________________________

Number and Class
of Voting Shares Held: ____________________________________

FILE No. 82-4427

02 ... 13 ... 8:47

**BC FORM 51-901**

# QUARTERLY REPORT

**Incorporated as part of Schedule A**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | **AVALON VENTURES LTD.** |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | November 30, 2001 |
| **Date of Report** | January 28, 2002 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2002/01/28 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2002/01/28 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

Consolidated Balance Sheets
As at November 30, 2001, November 30, 2000 and August 31, 2001
(Unaudited)

| | November 30, 2001 | November 30, 2000 | August 31, 2001 |
|---|---|---|---|
| **Assets** | | | |
| **Current Assets** | | | |
| Cash and cash equivalents | $ 593,426 | $ 400,315 | $ 753,773 |
| Joint venture receivables | 55,815 | 89,066 | 55,815 |
| Other receivables | 33,874 | 74,436 | 147,195 |
| | 683,115 | 563,817 | 956,783 |
| **Investments** | 187,125 | 177,655 | 187,125 |
| **Resource Properties** | 5,056,596 | 4,522,124 | 5,011,400 |
| **Capital Assets** | 7,080 | 8,606 | 7,654 |
| **Patents - Process Technology** | 21,259 | 22,098 | 21,596 |
| | $ 5,955,175 | $ 5,294,300 | $ 6,184,558 |
| **Liabilities** | | | |
| **Current Liabilities** | | | |
| Accounts payable | $ 268,868 | $ 442,418 | $ 231,417 |
| Joint venture advances | 105,822 | 108,871 | 283,039 |
| | 374,690 | 551,289 | 514,456 |
| **Shareholders' Equity** | | | |
| **Share Capital** | 17,849,078 | 16,472,453 | 17,823,578 |
| **Deficit** | (12,268,593) | (11,729,442) | (12,153,476) |
| | 5,580,485 | 4,743,011 | 5,670,102 |
| | $ 5,955,175 | $ 5,294,300 | $ 6,184,558 |

Approved on behalf of the Board

"Donald S. Bubar", Director

"Brian MacEachen", Director

# Avalon Ventures Ltd.

Consolidated Statements of Operations and Deficit
For the Three Months Ended November 30
(Unaudited)

| | 2001 | 2000 |
|---|---|---|
| **Revenue** | | |
| Interest income | $ 3,934 | $ 773 |
| Management fees | 29,846 | 41,640 |
| | 33,780 | 42,413 |
| **Expenses** | | |
| Amortization | 911 | 928 |
| Consulting fees | 34,800 | 23,589 |
| Insurance | 1,226 | 2,120 |
| Interest and bank charges | 86 | 125 |
| Office and general | 3,593 | 5,026 |
| Professional fees | 20,428 | 18,706 |
| Public and investor relations | 10,979 | 7,701 |
| Rent and utilities | 5,466 | 5,213 |
| Salaries and benefits | 15,687 | 13,845 |
| Shareholders' information | 1,135 | 1,261 |
| Transfer and filing fees | 3,455 | 1,611 |
| Travel | 8,884 | 6,889 |
| | 106,650 | 87,014 |
| **Loss before the undernoted item** | (72,870) | (44,601) |
| **Abandoned resource properties** | (42,247) | (6,324) |
| **Loss for the period** | (115,117) | (50,925) |
| **Deficit - beginning of period** | (12,153,476) | (11,678,517) |
| **Deficit - end of period** | $ (12,268,593) | $ (11,729,442) |
| **Loss per share** | $ - | $ - |

# Avalon Ventures Ltd.

Consolidated Cash Flow Statements
For the Three Months Ended November 30
(Unaudited)

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | | | | |
| Cash received from joint venture partners | $ | 29,846 | $ | 41,640 |
| Cash paid to suppliers and employees | | (94,008) | | (51,108) |
| Interest received | | 8,501 | | 773 |
| | | (55,661) | | (8,695) |
| **Cash Flows from Financing Activities** | | | | |
| Share capital | | - | | 119,925 |
| **Cash Flows from Investing Activities** | | | | |
| Resource properties | | (353,837) | | (620,364) |
| Reimbursement of joint venture costs | | 249,151 | | 661,659 |
| Capital assets | | - | | (2,448) |
| Patents - process technology | | - | | (1,250) |
| | | (104,686) | | 37,597 |
| **Change in cash and cash equivalents** | | (160,347) | | 148,827 |
| **Cash and cash equivalents - beginning of period** | | 753,773 | | 251,488 |
| **Cash and cash equivalents - end of period** | $ | 593,426 | $ | 400,315 |
| **Non-cash financing and investing activities** | | | | |
| Common shares issued to acquire resource properties | $ | 25,500 | $ | 19,875 |
| Investments received for resource property interests | | - | | 21,500 |

# Avalon Ventures Ltd.

Notes to Consolidated Financial Statements
For the Three Months Ended November 30
(Unaudited)

## 1. Accounting Policies

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's 2001 annual report.

## 2. Subsequent Events

Subsequent to the quarter ended November 30, 2001 the Company:

a) Issued 1,040,000 flow-through share units for proceeds of $260,000. Each flow-through unit consists of one flow-through common share and one half of one non-transferable share purchase warrant, such that one whole warrant will entitle the holder to purchase one additional flow-through common share for a period of two years at a price of $0.45 until December 28, 2002 and at a price of $0.65 until December 28, 2003.

b) Extended the expiry date on 231,000 outstanding non-transferable share purchase warrants issued on December 30, 1999 from December 30, 2001 to December 30, 2003.

c) Extended the expiry date on 232,758 outstanding non-transferable share purchase warrants issued on February 28, 2001 from December 29, 2001 to December 29, 2003.

d) Issued 100,000 common shares at a deemed value of $25,000 to Ian Campbell in recognition of past uncompensated service to the Company. Mr. Campbell's employment and consulting contracts with the Company were terminated effective December 9, 2001.

BC FORM 51-901

# QUARTERLY REPORT

**Incorporated as part of Schedule B and C**

| **ISSUER DETAILS:** | |
|---|---|
| **Name of Issuer** | AVALON VENTURES LTD. |
| **Issuer's Address** | 111 Richmond Street West, Suite 1116<br>Toronto, Ontario, M5H 2G4 |
| **Issuer Telephone Number** | (416) 364-4938 |
| **Issuer Fax Number** | (416) 364-5162 |
| **Contact Person** | Donald S. Bubar |
| **Contact's Position** | President |
| **Contact Telephone Number** | (416) 364-4938 |
| **Contact Email Address** | info@avalonventures.com |
| **Web Site Address** | www.avalonventures.com |
| **For Quarter Ended** | November 30, 2001 |
| **Date of Report** | January 28, 2002 |

**Certificate**

***The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.***

| | |
|---|---|
| "Donald S. Bubar" | 2002/01/28 |
| **Name of Director** | **Date Signed** |
| "Brian MacEachen" | 2002/01/28 |
| **Name of Director** | **Date Signed** |

# Avalon Ventures Ltd.

For the Three Months Ended November 30, 2001
(Unaudited)

## 1. Breakdown of Resource Property Expenditures

| | Separation Rapids Rare Metals | Wolf Mountain PGE | Legris Lake PGE | Tantalum Joint Venture Raleigh Lake | East Braintree | Lilypad Lakes | Other | November 30, 2001 |
|---|---|---|---|---|---|---|---|---|
| Acquisition costs | $ - | $ - | $ - | $ - | $ 10,000 | $ - | $ 25,500 | $ 35,500 |
| Diamond drilling | 800 | - | 181,857 | 2,222 | - | 150 | - | 185,029 |
| Geology | 12,292 | - | 168,895 | 11,165 | 6,052 | 40,832 | 28,611 | 267,847 |
| Geophysical | - | - | 15,195 | - | - | - | - | 15,195 |
| Metallurgical/market studies | 10,240 | - | - | - | - | - | - | 10,240 |
| Current expenditures | 23,332 | - | 365,947 | 13,387 | 16,052 | 40,982 | 54,111 | 513,811 |
| Less: Recovered from joint venture partners | - | - | (365,947) | (13,387) | (6,052) | (40,982) | - | (426,368) |
| Net current expenditures | 23,332 | - | - | - | 10,000 | - | 54,111 | 87,443 |
| Balance - beginning of period | 3,540,850 | 293,928 | 150,578 | 129,472 | (127,860) | 348,286 | 676,146 | 5,011,400 |
| Abandoned resource properties | - | - | - | - | - | - | (42,247) | (42,247)[1] |
| Balance - end of period | $ 3,564,182 | $ 293,928 | $ 150,578 | $ 129,472 | $ (117,860) | $ 348,286 | $ 688,010 | $ 5,056,596 |

[1] The Coldwell Property was abandoned and the expenditures totalling $42,247 were written-off

# Avalon Ventures Ltd.

For the Three Months Ended November 30, 2001
(Unaudited)

**2. Expenditures to Related Parties** $ 66,267[1]

[1] Net of $24,040 recovered from joint venture partners

**3. a) Common Shares Issued During the Quarter Ended November 30, 2001**

| Date of Issue | Type of Issue | Number | Price | Proceeds | Consideration | Commissions |
|---|---|---|---|---|---|---|
| 10-Sep-2001 | Res. Prop | 40,000 | $0.42 | $16,800 | Black Bay Property | $ - |
| 22-Nov-2001 | Res. Prop | 30,000 | $0.29 | $ 8,700 | Shatford Lake Property | $ - |

**b) Options Granted During the Quarter Ended November 30, 2001**

| Date Granted | Expiry Date | Name | Number | Exercise Price |
|---|---|---|---|---|
| 10-Oct-2001 | 10-Oct-2006 | Officer (Donald S. Bubar) | 300,000 | $0.38 |
| 10-Oct-2001 | 10-Oct-2006 | Employee | 40,000 | $0.38 |
| 08-Nov-2001 | 08-Nov-2006 | Employee | 70,000 | $0.30 |

**4. a) Authorized Share Capital as at November 30, 2001**

25,000,000 Preferred shares, no par value
100,000,000 Common shares, no par value

**b) Issued and Outstanding Share Capital as at November 30, 2001**

Number of Shares: 23,385,248 common shares
Recorded Value: $ 17,849,078

**c) (i) Warrants Outstanding as at November 30, 2001**

| Security | Number | Exercise Price | Expiry Date |
|---|---|---|---|
| Warrants (Flow-through) | 231,000 | $ 0.75 | 30-Dec-2001 |
| Warrants | 2,000,000[1] | $ 1.00 | 31-Jul-2005 |
| Warrants (Flow-through) | 232,758 | $ 0.58 | 29-Dec-2001 |
| Warrants | 1,000,000 | $ 0.98 | 20-Apr-2003 |

[1] 1,000,000 exercisable as at February 28, 2001, balance can be vested at various dates to July 31, 2005

# Avalon Ventures Ltd.

For the Three Months Ended November 30, 2001
(Unaudited)

**4. c) (ii) Options Outstanding as at November 30, 2001**

| | Number | Weighted Average Price |
|---|---|---|
| Balance - August 31, 2001 | 2,495,000 | $ 0.78 |
| Granted | 410,000 | $ 0.37 |
| Exercised | - | $ - |
| Cancelled/Expired | (210,000) | $ 0.76 |
| Balance - November 30, 2001 | 2,695,000 | $ 0.72 |

**d) There are no shares in escrow or subject to pooling restrictions**

**5. a) List of Directors at November 30, 2001**

Donald Bubar
Dale Corman
Alan Ferry
Brian MacEachen
Joseph Monteith
Lawrence Page

**b) List of Officers at November 30, 2001**

| | |
|---|---|
| Donald Bubar | President and CEO |
| R. James Andersen | Vice-President, Finance and CFO |
| Ian J. Campbell | Vice-President, Exploration |
| Lawrence Page | Chairman |
| Anne Jamieson | Secretary |

# Avalon Ventures Ltd.

For the Three Months Ended November 30, 2001
(Unaudited)

MANAGEMENT DISCUSSION FOR THE THREE MONTHS ENDED NOVEMBER 30, 2001

Avalon Ventures Ltd. is a Canadian junior mineral exploration and development company. The Company operates exclusively in Canada with a focus on the rare and precious metals with high-technology applications, such as tantalum, lithium, cesium, rubidium, platinum and palladium. The Company is in the process of exploring its 17 mineral resource properties, most of which are at an early stage where economically-recoverable ore reserves have not yet been defined. One property (Separation Rapids) is at a more advanced stage with a defined mineral reserve that an independent consultant has determined is economically viable based upon a pre-feasibility study analysis.

Resource property expenditures during the quarter ended November 30, 2001 totalled $513,811, of which $426,368 was recovered from joint venture partners. Approximately 70% of these expenditures ($365,947) were incurred on the Legris Lake platinum-palladium project being funded by Placer Dome (CLA) Limited, under a $1.0 million program budget initiated in May, 2001. Work completed during the quarter included mapping and sampling of overburden trenches and two diamond drilling programs totalling 2,266 metres in 11 holes. Most of the drilling was focused on the Poplar, Main and Stonefish Lake PGE mineralized zones on the brecciated northwest contact zone of the Legris Lake Intrusive Complex. Numerous intervals of PGE mineralization were intersected, typically assaying from 0.5 to 3.2 g/t Pt+Pd over widths ranging from 0.3 to 15.5 metres. The highlight from the fall program was a high-grade PGE intercept assaying 5.12 g/t Pt+Pd over 0.97 metres in the Poplar Zone but so far, the near surface portions of the mineralized zones in this area have yet to demonstrate sufficient continuity to define an economic resource. The final round of drilling under the current program budget, now scheduled for February-March, 2002 will focus on other target areas located elsewhere on the property.

On the tantalum joint venture, expenditures during the quarter totalled $70,421 which includes a $10,000 option payment made to the vendor of the East Braintree property. Most of the expenditures were related to data compilation and report preparation related to the 2001 work program funded by Global Canada Company ("Global"), for which field work was concluded in September. Technical reports and a budget proposal for 2002 were forwarded to Global on October 15, 2001 but Global have yet to commit to funding the proposed $1.5 million program and consequently, is now in default of its obligations under the joint venture agreement. A final decision on further participation in the joint venture is expected from Global in the second quarter. During the quarter, results were received from metallurgical testwork for tantalum on a 235 kg "mini-bulk" sample collected from the Rubellite Dyke on the Lilypad Lakes property. The head-grade of this sample was determined by Lakefield Research Ltd. ("Lakefield") to be 0.053% $Ta_2O_5$. Results from the testwork are very encouraging as it was determined that a direct gravity concentration method would recover 60-65% of the tantalum in the ore into a concentrate grading over 30% $Ta_2O_5$, and that recoveries can be improved to over 80% by performing a flotation process on the tailings from the gravity circuit. Further testwork to optimize the process is recommended by Lakefield. The Rubellite Dyke area is the top priority target for further exploration work on the Lilypad Lakes property.

On the Separation Rapids project, resource property expenditures during the quarter totalled $23,332 which were mainly used to fund geological data compilation and preliminary metallurgical testwork for tantalum on a 250 kg mini-bulk sample collected from the Lepidolite Dyke. The results from this work were positive as recoveries of approximately 60% for both tantalum and tin into a concentrate grading 14.5% $Ta_2O_5$, 18.2% $SnO_2$ (tin oxide) and 2.81% $Nb_2O_5$, (niobium oxide) were achieved using a conventional gravity concentration method. Follow-up testwork is required to improve recoveries for this material and evaluate the metallurgy of other mineralogically-distinct, tantalum-bearing sub-zones found elsewhere in the Big Whopper pegmatite system. The head grade of the sample was determined by Lakefield to be 0.021% $Ta_2O_5$, which compared well with the assays of channel samples collected from the Lepidolite Dyke outcrop, which averaged 0.023% $Ta_2O_5$.

# Avalon Ventures Ltd.

For the Three Months Ended November 30, 2001
(Unaudited)

The Company continues to evaluate alternative development scenarios for the Big Whopper lithium-tantalum deposit with a view toward mitigating perceived project risk by better defining the markets for the various mineral products and improving operational efficiencies at both the bulk sampling and production stages. One such scenario, involving a simplification of the flow-sheet to reduce the number of industrial mineral products, is presently being evaluated. Several potential financial partners remain interested in participating in the development of the project and discussions with these parties regarding potential agreement structures for the estimated $5.5 million Stage 1 financing are on-going.

Administrative expenses during the quarter totalled $106,650, a $19,636 increase over the comparable period in fiscal 2001, which is mainly attributable to increased consulting fees following the appointment of a Chief Financial Officer in June, 2001. Revenues during the quarter decreased to $33,780 from $42,413 in the comparable period a year ago, reflecting decreased management fee revenue from the tantalum joint venture. One project (the Coldwell property) was abandoned during the quarter, and deferred costs were written off, bringing the net loss for the quarter to $115,117. During the quarter, an aggregate of 70,000 shares were issued in connection with the Black Bay and Shatford Lake property acquisitions. Work programs are planned for both of these projects in 2002.

Expenditures to related parties during the quarter totalled $66,267 net of $24,040 recovered from joint venture partners for resource property expenditures incurred by the Vice-President, Exploration. The $66,267 was paid mainly to a law firm of which the Chairman is an associate, an accounting firm in which the Vice-President, Finance is a partner and to a consulting company controlled by the President. Subsequent to the end of the quarter, the employment and consulting contracts with the Vice-President, Exploration, Mr. Ian Campbell, were terminated and 100,000 shares were issued to Mr. Campbell in compensation for past services and in recognition of his past valuable contribution to the Company's exploration successes.

Investor relations activities during the quarter consisted mainly of responding to routine inquiries from shareholders and informal presentations to stockbrokers and potential new investors, handled mainly by the President. Expenditures on investor relations during the quarter totalled $10,979. The Company participated in three investment shows, in Calgary, Winnipeg and Toronto; the Toronto show being a Chinese Investment Seminar organized by NAI Interactive Ltd. and attended by approximately 100 people. Attendance at the shows in Calgary and Winnipeg, sponsored by Cambridge House International Ltd., was light, reflecting the current environment of investor indifference toward junior resource companies and speculative investments in general. In late November, the President gave a presentation on the financing history of the Separation Rapids Project at an Industrial Minerals Finance Seminar held in London, England. This provided new exposure for the Company to an international audience and following the seminar the President met with several brokers, analysts and potential investors in London. The Company also participated in two industry conferences where Company representatives gave presentations on the Legris Lake platinum-palladium project. These included the CIM Field Conference held in Thunder Bay on September 16-19, and the Ontario Prospectors Association Annual Geoscience Symposium held in Toronto, December 10-11, 2001. The President will continue to handle the Company's investor relations duties until such time as investor interest increases and an investor relations consultant with appropriate background and experience is identified.

Subsequent to the end of the quarter, the Company completed a flow-through private placement financing for total proceeds of $260,000. A total of 1,040,000 flow-through units were issued at a price of $0.25 per unit, each unit consisting of a share and a half-warrant. One whole warrant entitles the holder to purchase one additional flow-through common share for a period of two years at a price of $0.45 until December 28, 2002 and at a price of $0.65 until December 28, 2003. The proceeds of the private placement will be used to fund exploration programs on the Company's Black Bay, Wolf Mountain and Shatford Lake properties in 2002. Also subsequent to the end of the quarter, the Company extended the expiry for an additional two years on two series of flow-through warrants which were due to expire in December 2001.

FILE No. 82-4427

[redacted]

December 19, 2001

Page Fraser & Associates
Barristers & Solicitors
17th Floor, 1185 W. Georgia Street
Vancouver, BC
V6E 4E6

**Attention: Claudia L. Losie**

Dear Sirs\Mesdames:

**Re: AVALON VENTURES LTD. ("AVL")**
**Warrant Term Extension – Submission #70243**

This is to confirm that the Canadian Venture Exchange has consented to the extension in the expiry date of the following warrants:

**Private Placement:**

| | |
|---|---|
| **# of Warrants:** | **215,517** |
| Original Expiry Date of Warrants: | December 29, 2001 |
| New Expiry Date of Warrants: | December 30, 2003 |
| Exercise Price of Warrants: | $0.58 |

These warrants were issued pursuant to a private placement of 465,517 shares with 232,758 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective February 28, 2001.

**Private Placement:**

| | |
|---|---|
| **# of Warrants:** | **231,000** |
| Original Expiry Date of Warrants: | December 30, 2001 |
| New Expiry Date of Warrants: | December 30, 2003 |
| Exercise Price of Warrants: | $0.65 Year 1, $0.75 Year 2, Year 3 and Year 4. |

These warrants were issued pursuant to a private placement of 831,000 shares with 415,500 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective December 1999.

FILE NO. 82-4427

[redacted]

December 27, 2001

By Facsimile: (416) 364-~~4938~~ 5162

Avalon Ventures Ltd.
1116 - 111 Richmond Street
Toronto, Ontario
M5H 2G4

**Attention: Donald S. Bubar**

Dear Sir\Madame:

**Re: Avalon Ventures Ltd. (the "Company") - Submission #70613**

Further to the Company's news release dated December 21, 2001, and your notice letter dated December 21, 2001, this is to advise that the Company's proposed private placement of 1,040,000 shares at a price of $0.25 per share with 520,000 non transferable warrants attached to purchase 520,000 shares at a price of $0.45 per share if exercised within the first year and at a price of $0.65 per share if exercised within the second year, is conditionally acceptable to CDNX (the "Exchange").

Please note the requirements of Policy 4.1, specifically:

- Final acceptance of the private placement is subject to the filing, within 45 days from the date of the Notice, of the documentation required. Please identify in the filing the specific statutory exemption(s) relied on for the issuance. It is the responsibility of the Company to determine the compatibility of the Securities Act exemption(s) used and to meet all the legal requirements of the exemption(s).

- The Exchange, in its discretion, may refuse to provide Final Acceptance in regard to the subscription of one or more subscribers.

- The Exchange reserves the right to review the price of the private placement at the time the documentation is filed if a material change in the affairs of the Company is announced during the filing period.

- Shareholder approval may be required if the private placement results in a new Control Person being created, or if any one shareholder obtains more than 50% of the company's stock.

- Upon closing, a press release must be issued by the Company, including the expiry dates of the hold period(s) for both the securities issued in the private placement, as well as any securities issued as bonuses, finders' fees or commissions in connection with the private placement.

The Exchange does not require a Filing Statement.

Avalon Ventures Ltd.
December 28, 2001
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\le

cc: British Columbia Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCF\827203\1

**Page Fraser & Associates**
December 19, 2001
Page two

**Agent/Broker Warrants:**

| | |
|---|---|
| **# of Warrants:** | 17,241 |
| Original Expiry Date of Warrants: | December 29, 2001 |
| New Expiry Date of Warrants: | December 30, 2003 |
| Exercise Price of Warrants: | $0.58 |

These warrants were issued as a commission/finder's fee to Strand Securities Corporation, pursuant to a private placement of 465,517 shares with 232,758 non-transferable share purchase warrants attached, which was accepted for filing by the Exchange effective February 28, 2001.

The Canadian Venture Exchange has consented to the extension in the expiry date of the following warrants:

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer/nl

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance
Avalon Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\824479\1

[redacted]

FILE No. 82-4427

January 29, 2002

**Fax: 416-364-5162**

Avalon Ventures Ltd.
Suite 116
111 Richmond Street West
Toronto, Ontario
M5H 2G4

**Attention: Donald S. Bubar**

Dear Sirs\Mesdames:

**Re: AVALON VENTURES LTD. ("AVL")**
**Private Placement-Non-Brokered – Submission #70613**

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 14, 2001:

| | |
|---|---|
| Number of Shares: | 1,040,000 shares |
| Purchase Price: | $0.25 per share |
| Warrants: | 520,000 non-transferable share purchase warrants to purchase 520,000 shares |
| Warrant Exercise Price: | $0.45 for a one year period |
| | $0.65 in the second year |
| Number of Placees: | 5 placees |

Insider / Pro Group Participation:

| Name | Insider=Y / ProGroup=P | # of Shares |
|---|---|---|
| R. James Andersen | Y | 200,000 |
| Donald S. Bubar | Y | 40,000 |

The Company must issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX. (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: British Columbia Securities Commission, Attention: Corporate Finance

File: ::ODMA\PCDOCS\DOCP\84371\01

File No. 82-4427

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

**BC FORM 45-902F** (Formerly Form 20)

***Securities Act***

**Report of Exempt Distribution**

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act,* or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   **AVALON VENTURES LTD.**
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive stock options for the purchase of up to 70,000 common shares of the Issuer, exercisable at a price of $0.30 per common share until November 8, 2006.

4. Date of the distribution(s) of the security.

   November 8, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.

   Section 74(2)(9)(i) of the British Columbia *Securities Act*.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| Karen Rees<br>269 Valley Street<br>Thunder Bay, Ontario<br>P7B 6L3 | 70,000 | $0.30 | $21,000. | Section 74(2)(9)(i) of the Act |

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Toronto, this 19th day of November, 2001

AVALON VENTURES LTD.
Name of Issuer

[signature]
Signature of authorized signatory

Donald S. Bubar, President
Name and office of authorized signatory

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

## INSTRUCTIONS

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903G** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the $10^{th}$ day after the distribution of the security.

6. The report must be filed with the Commission on or before the $10^{th}$ day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97 as amended. Cheques should be made payable to the "British Columbia Securities Commission".

FILE No. 82-4427

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

**BC FORM 45-902F** (Formerly Form 20)

***Securities Act***

**Report of Exempt Distribution**

02 ... 13 ... 8:47

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), (11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed.

   **AVALON VENTURES LTD.**
   111 Richmond St. West, Suite 1116
   Toronto, Ontario
   M5H 2G4
   Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   100,000 common shares of the Issuer to Ian J. Campbell in lieu of past services he has provided to the Issuer for which no compensation has been paid.

4. Date of the distribution(s) of the security.

   December 6, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument under which the distribution(s) of the security was made.

   Section 74(2)(9)(i) of the British Columbia *Securities Act*.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| Full Name and Residential Address of Purchaser | Number of Securities Purchased | Price Per Share (Canadian $) | Total Purchase Price (Canadian $) | Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number |
|---|---|---|---|---|
| Ian J. Campbell<br>64 Summit Avenue<br>Thunder Bay, Ontario<br>P7B 3N9 | 100,000 | $0.25 | $25,000. | Section 74(2)(9)(i) of the Act |

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

   N/A

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

   N/A

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

   N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

    (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

    N/A

    (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Toronto, this 11th day of Decemberr, 2001

AVALON VENTURES LTD.
Name of Issuer

Signature of authorized signatory

Donald S. Bubar, President
Name and office of authorized signatory

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

## INSTRUCTIONS

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate **BC Form 45-902F** together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is **BC Form 45-903G** for an individual purchaser and **BC Form 45-903F2** for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10$^{th}$ day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10$^{th}$ day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/97 as amended. Cheques should be made payable to the "British Columbia Securities Commission".

FILE No. 82-4427

Ontario Securities Commission
Commission des valeurs mobilières de l'Ontario

P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8

CP 55, 19e étage
20, rue Queen ouest
Toronto ON M5H 3S8

Web site: www.osc.gov.on.ca
TDX 76
CDS-OSC

**IN THE MATTER OF**
**THE SECURITIES ACT**
**R.S.0 1990, C.S.5 AS AMENDED** (the "Act")

**AND**

**IN THE MATTER OF AVALON VENTURES LTD.**

**ORDER**
**(Subsection 83.1(1))**

**UPON** the application (the "Application") of Avalon Ventures Ltd. (the "Issuer") for an order pursuant to subsection 83.1(1) of the Act deeming the Issuer to be a reporting issuer for the purposes of Ontario securities laws;

**AND UPON** considering the Application and the recommendation of the staff of the Commission;

**AND UPON** the Issuer representing to the Commission that:

1. The Issuer was incorporated by amalgamation under the *Company Act* (British Columbia) on July 24, 1991.

2. The head office of the Issuer is located at 111 Richmond Street West, Suite 1116, Toronto, Ontario, M5H 2G4.

3. The Issuer is authorized to issue 100,000,000 common shares and 25 000,000 preferred shares.

4. As at November 1, 2001, 23,355,248 common shares of the Issuer and no preferred shares of the Issuer were issued and outstanding. Incentive stock options and common share purchase warrants entitling the holders to purchase up to 6,158,578 additional common shares of the Issuer were also outstanding.

5. The Issuer has been a reporting issuer under the *Securities Act* (British Columbia) (the "B.C. Act") since July 24, 1991 and a reporting issuer under the *Securities Act*

(Alberta) (the "Alberta Act") since November 26, 1999. The Company is not in default of any requirements of the B.C. Act or the Alberta Act.

6. The common shares of the Issuer are listed on the Canadian Venture Exchange (the "CDNX") and the Issuer is in compliance with all of the requirements of the CDNX. The Issuer is not designated as a capital pool company by CDNX.

7. The Issuer has a significant connection to Ontario in that (i) three of its directors, four of its five officers and all of its salaried personnel are residents of Ontario, (ii) most of its active properties are located in Ontario, and (iii) more than 10% of the Issuer's outstanding shares are held by beneficial owners who are residents of Ontario and more than 10% of the Issuer's shares are held by non objecting beneficial owners (as defined in proposed National Instrument 54-101) who are residents of Ontario.

8. The Issuer is not a reporting issuer in Ontario and is not a reporting issuer, or equivalent, in any jurisdiction other than British Columbia and Alberta.

9. The continuous disclosure requirements of the B.C. Act and the Alberta Act are substantially the same as the requirements under the Act.

10. The continuous disclosure materials filed by the Issuer under the B.C. Act and the Alberta Act are available on the System for Electronic Document Analysis and Retrieval.

11. There have been no penalties or sanctions imposed against the Issuer by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, and the Issuer has not entered into any settlement agreement with any Canadian securities regulatory authority.

12. Neither the Issuer nor any of its directors, officers nor, to the knowledge of the Issuer, its directors and officers, or any of its controlling shareholders, has: (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision, other than Lawrence Page in respect of whom the British Columbia Securities Commission ordered that the exemptions described in sections 30-32, 55, 58, 80 and 81 of the *Securities Act* (British Columbia) did not apply for a period of one year commencing July 18, 1994.

13. Neither the Issuer nor any of its directors, officers nor, to the knowledge of the Issuer, its directors and officers, or any of its controlling shareholders, is or has been subject to: (i) any known ongoing or concluded investigations by: (a) a Canadian securities regulatory authority, or (b) a court or regulatory body, other than a

Canadian securities regulatory authority, that would be likely to be considered important to a reasonable investor making an investment decision; or (ii) any bankruptcy or insolvency proceedings, or other proceedings, arrangements or compromises with creditors, or the appointment of a receiver, receiver-manager or trustee, within the preceding 10 years.

14. None of the directors or officers of the issuer, nor to the knowledge of the Issuer, its directors and officers, or any of its controlling shareholders, is or has been at the time of such event a director or officer of any other issuer which is or has been subject to: (i) any cease trade or similar orders, or orders that denied access to any exemptions under Ontario securities law, for a period of more than 30 consecutive days, within the preceding 10 years; or (ii) any bankruptcy or insolvency proceedings, or other proceedings, arrangements or compromises with creditors, or the appointment of a receiver, receiver-manager or trustee, within the preceding 10 years.

**AND UPON** the Commission being satisfied that to do so would not be prejudicial to the public interest;

**IT IS HEREBY ORDERED** pursuant to subsection 83.1(1) of the Act that the Issuer be deemed to be a reporting issuer for the purposes of Ontario securities law.

**DATED** January 9, 2002

[signature]

**Headnote**

Subsection 83.1(1) - Issuer deemed to be a reporting issuer in Ontario - Issuer has been a reporting issuer in British Columbia since July 24, 1991 and in Alberta since November 26, 1999 - Issuer listed and posted for trading on the Canadian Venture Exchange ("CDNX") - Issuer is not designated as a Capital Pool Company by CDNX - Continuous disclosure requirements of Alberta and British Columbia substantially identical to those of Ontario.

**Statutes Cited**

*Securities Act*, R.S.O. 1990, c. S.5, as am., ss. 83.1(1).

FILE No. 82-4427

This is a form of a material change report required under Section 85(1) of the *Securities Act*.

**BC FORM 53-901F (Formerly Form 27)**
**Securities Act**

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT**

NOTE: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE: Every report required to be filed under section 85(1) of the Act shall be sent to the Commission in an envelope addressed to the Commission and marked "Continuous Disclosure".

NOTE: WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND EVERYTHING THAT IS REQUIRED TO BE FILED SHALL BE PLACED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

**Item 1. Reporting Issuer**

**Avalon Ventures Ltd.** (the "Issuer")
111 Richmond St. W., Suite 1116
Toronto, Ontario
M5H 2G4

Telephone: (416) 364-4938

**Item 2. Date of Material Change**

January 11, 2002

**Item 3. Press Release**

Press releases were issued in Toronto, Ontario on December 14, 21, 2001 and January 14, 2002 and were disseminated through Canada Stockwatch and Market News and copies were filed with the Canadian Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

**Item 4. Summary of Material Change**

Private Placement

The Issuer has completed the private placement of an aggregate 1,040,000 flow-through units at the price of $0.25 per unit for total gross proceeds of $260,000.

**Item 5.** **Full Description of Material Change**

Private Placement

On January 11, 2002, the Issuer completed the private placement of an aggregate 1,040,000 flow-through units at the price of $0.25 per unit for total gross proceeds of $260,000.

Each flow-through unit consists of one flow-through common share of the Issuer and one-half of one non-transferable flow-through share purchase warrant. One whole warrant entitles the holder to purchase one additional flow-through common share for a period of two years at a price of $0.45 until December 28, 2002 and at a price of $0.65 until December 26, 2003. The shares contained in the units and any shares issuable upon exercise of warrants are subject to a four-month hold period expiring on May 11, 2002.

A list of the purchasers, all residents of Ontario, are as follows:

| Full Name of Purchaser | Number of Flow-Through Units Purchased | Price Per Flow-Through Unit ($) | Total Purchase Price ($) |
|---|---|---|---|
| James D.A. White | 400,000 | $0.25 | $100,000 |
| David M. Ross | 300,000 | $0.25 | $75,000 |
| Felicia Ross | 100,000 | $0.25 | $25,000 |
| R. James Andersen | 200,000 | $0.25 | $50,000 |
| Donald S. Bubar | 40,000 | $0.25 | $10,000 |
| TOTAL | 1,040,000 | | $260,000 |

The Issuer intends to use the proceeds of the private placement to fund early-stage exploration work on certain of the Issuer's platinum-palladium and rare metals properties in Ontario and Manitoba.

**Item 6.** **Reliance on Section 85(2) of the Act**

Not applicable.

**Item 7.** **Omitted Information**

Not applicable.

**Item 8.** **Senior Officers**

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Donald S. Bubar, President and CEO, (416) 364-4938.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 14th day of January, 2002.

**AVALON VENTURES LTD.**

By: "Donald S. Bubar"

President and CEO
(Official Capacity)

Donald S. Bubar
(Please print here name of individual whose signature appears above.)

FILE No. 82-4427

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

**BC FORM 45-902F (Formerly Form 20)**
**Securities Act**

**Report of Exempt Distribution**

*(Please refer to the instructions before completing the information below.)*

Report of a distribution under section 74(2)(1) to (5), (8) to (10), (11)(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

**Avalon Ventures Ltd.** (the "Issuer")
111 Richmond St. W., Suite 1116
Toronto, Ontario
M5H 2G4

Telephone: (416) 364-4938

2. State whether the issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

1,040,000 flow-through units at a price of $0.25 per flow-through unit. Each flow-through unit is comprised of one flow-through common share of the Issuer and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional flow-through common share of the Issuer at any time for two years from the closing date of the private placement at a price of $0.45 per share if exercised during the first year and at a price of $0.65 per share if exercised during the second year.

4. Date of the distribution(s) of the security.

January 11, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

BC Instrument 72-503.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

| **Full Name and Residential Address of Purchaser** | **Number of Securities Purchased (Flow-Through Units)** | **Price Per Unit (Canadian $)** | **Total Purchase Price (Canadian $)** | **Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number** |
|---|---|---|---|---|
| James D.A. White<br>118 Eastbourne Avenue<br>Toronto, Ontario<br>M5P 2G3 | 400,000 | $0.25 | $100,000 | BC Instrument 72-503 |
| David M. Ross<br>c/o Suite 600 – 110 Yonge Street<br>Toronto, Ontario<br>M5C 1T6 | 300,000 | $0.25 | $75,000 | BC Instrument 72-503 |
| Felicia Ross<br>221 Roe Avenue<br>North York, Ontario<br>M5M 2J3 | 100,000 | $0.25 | $25,000 | BC Instrument 72-503 |
| R. James Andersen<br>149 Roxborough Street West<br>Toronto, Ontario<br>M5R 1T9 | 200,000 | $0.25 | $50,000 | BC Instrument 72-503 |
| Donald S. Bubar<br>11 Gainsville Avenue<br>Unionville, Ontario L3R 1W7 | 40,000 | $0.25 | $10,000 | BC Instrument 72-503 |
| TOTAL | 1,040,000 | | $260,000 | |

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

Not applicable.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$Nil.

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security and the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

| **Name and Address of Agent** | **Compensation Paid (number and type of security and/or cash amount) (Canadian $)** | **Price per Share (Canadian $)** | **Name of Purchaser** |
|---|---|---|---|
| N/A | | | |

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution of the security was made under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security:

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

**DATED** at Toronto, Ontario this 18th day of January, 2002.

AVALON VENTURES LTD.
Name of Issuer

Per: ______________________
Signature of authorized signatory

Donald S. Bubar, President and CEO
Name and office of authorized signatory

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**INSTRUCTIONS**

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross-referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgment of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 (Formerly Form 20A(IP)) for an individual purchaser and BC Form 45-903F2 (Formerly Form 20A(NIP)) for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the *"British Columbia Securities Commission."*

FILE 82-4427

*Amended*
**FORM 45-501F1**

*Securities Act* (Ontario)

**REPORT OF A TRADE UNDER CLAUSE 72(3) OF THE ACT, OR SECTION 7.5(1) OF RULE 45-501**

(To be used for reports of trades made in reliance upon clause 72(1)(b) or (q) of the Act, or Section 2.3, 2.12, 2.13 or 2.14 of Rule 45-501)

1. Full name and address of the seller:

   **Avalon Ventures Ltd.**
   111 Richmond Street West, Suite 1116
   Toronto, Ontario M5H 2G4
   Telephone: 416 364-4938

2. Full name and address of the issuer of the securities traded:

   **Avalon Ventures Ltd.**
   111 Richmond Street West, Suite 1116
   Toronto, Ontario M5H 2G4
   Telephone: 416 364-4938

3. Description of the securities traded:

   1,040,000 flow-through units at a price of $0.25per flow-through unit. Each flow-through unit consists of one flow-through common share of the issuer and one half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional flow-through common share of the issuer at any time for 2 years from the closing date of the private placement at a price of $0.45 per share if exercised during the first year and at a price of $0.65 per share if exercised during the second year.

4. Date of trade:

   January 11, 2002

5. Particulars of trade(s):

| Name of Purchaser and Municipality and Jurisdiction of Residence | Amount or Number of Securities Purchased (flow-through units) | Purchase Price per unit | Total Purchase Price (Canadian $) | Exemption Relied Upon |
|---|---|---|---|---|
| James D.A. White<br>118 Eastbourne Avenue<br>Toronto, Ontario<br>M5P 2G3 | 400,000 | $0.25 | $100,000 | Rule 450501<br>Section 2.3 |
| David M. Ross<br>c/o Suite 600<br>110 Yonge Street | 300,000 | $0.25 | $75,000 | Rule 450501<br>Section 2.3 |

| | | | | |
|---|---|---|---|---|
| Toronto, Ontario<br>M5C 1T6 | | | | |
| Felicia Ross<br>221 Roe Avenue<br>North York, Ontario<br>M5M 2J3 | 100,000 | $0.25 | $25,000 | Rule 450501<br>Section 2.3 |
| R. James Andersen<br>149 Roxborough Street West<br>Toronto, Ontario<br>M5R 1T9 | 200,000 | $0.25 | $50,000 | Rule 45-503<br>Section 3.1 |
| Donald S. Bubar<br>11 Gainsville Avenue<br>Unionville, Ontario<br>L3R 1W7 | 40,000 | $0.25 | $10,000 | Rule 45-503<br>Section 3.1 |
| Total: | 1,040,000 | | $260,000 | |

6. The seller has prepared and statement containing the full legal name and the full residential address of each purchaser identified in section 5 and a certified true copy of the list will be provided to the Commission upon request.

7. State the name and address of any person acting as agent in connection with the trade(s) and the compensation paid or to be paid to such agent.

   Not applicable.

8. Calculation of Fees payable upon filing Form 45-501F1: (See section 7.3 of Rule 450501 Exempt Distributions)

   Total fee payable: $100

9. Certificate of seller of agent of seller.

The undersigned seller hereby certifies , or the undersigned agent of the seller hereby certifies to be best of the agent's information and belief, that the statements made in this report are true and correct.

**DATED** at Toronto, Ontario this 11th day of February, 2002.

Donald S. Bubar
(Name of seller or agent – please print)

Per: [signature]
(Signature)

President & Chief Executive Officer
(Official capacity – please print)

•
(Please print name of individual whose signature appears above, if different from name of seller or agent printed above)

Notice + Collection and Use of Personal Information

The personal information prescribed by this form is collected on behalf of and used by the Ontario Securities Commission for purposes of administration and enforcement provision of the securities legislation in Ontario. All of the information prescribed by this form, except for the information contained in the statement required to be prepared and certified by the seller under section 6 of this form, is made available to the public under the securities legislation of Ontario. If you have any questions about the collection and use of this information, contact the Ontario Securities Commission at the address below:

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone 416 593-8200
Facsimile: 416 593-8177

Instructions:

1. In answer to section 7, give the name of the person or company who has been or will be paid remuneration directly related to the trade(s), such as commissions, discounts or other fees or payments or a similar nature. It is not necessary to include payments for services incidental to the trade such as clerical, printing, legal or accounting services.

2. If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referred to the relevant item and properly identified and signed by the person whose signature appears on the report.

3. Cheques must be made payable to the Ontario Securities Commission in the amount determined in section 8 above.

4. Please print or type and file two signed copies with:

   Ontario Securities Commission
   Suite 1900, Box 55
   20 Queen Street West
   Toronto, Ontario M5H 3S8

File No. 82-4427

# INSIDER REPORT

(See instructions on the back of this report)

*Where freedom of information legislation is in force in the jurisdiction where this form is filed:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 22 10 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO. STREET APT: 11 Gainsville Ave

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☑ ALBERTA ☐ NEWFOUNDLAND
☑ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA ☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES
☐ MANITOBA ☐ NASDAQ ☑ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 944,000 | 08 11 01 | 10 | 3000 | | 0.22 | | 947,000 | 0 | |
| COMMON | 947,000 | 09 11 01 | 10 | 5000 | | 0.22 | | 952,000 | 0 | |
| COMMON | 952,000 | 14 11 01 | 10 | 10000 | | 0.23 | | 962,000 | 0 | |
| OPTIONS | 1,000,000 | | | | | | | 1,000,000 | 0 | |

**BOX 6. REMARKS**

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DONALD S. BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 19 11 01

FILE No. 82-4427

# BC FORM 55-901F (Previously Form 36)

# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 08 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: ANDERSEN

GIVEN NAMES: ROBERT JAMES

NO. STREET APT: 149 ROXBOROUGH ST. WEST

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M5R 1T9

BUSINESS TELEPHONE NUMBER: 416 - 864 - 3119

BUSINESS FAX NUMBER: 416 - 364 - 8797

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☒ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☒ UNITED STATES
☐ NASDAQ
☒ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON SHARE OPTIONS | 150,000 | | | | | | | 150,000 | 0 | |
| COMMON SHARES | 105,000 | 11 01 02 | 11 | 200,000 | | 0 25 | | 305,000 | 0 | |
| COMMON SHARE WARRANTS | — | 11 01 02 | 11 | 100,000 | | 0 45 (1) | | 100,000 | 0 | |

**BOX 6. REMARKS**

(1) THE WARRANTS WERE PURCHASED AS PART OF A FLOW THROUGH UNIT CONSISTING OF ONE FLOW THROUGH SHARE AND ONE HALF FLOW THROUGH SHARE PURCHASE WARRANT. THE EXERCISE PRICE IS $0.45/SHARE UNTIL 12/28/02 AND THEREAFTER $0.65/SHARE UNTIL 12/28/03.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): ROBERT JAMES ANDERSEN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 17 01 02

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FILE No 82-4427

# INSIDER REPORT

(See instructions on the back of this report)

*Where freedom of information legislation is in force in the jurisdiction where this form is filed:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 19 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: BUBAR

GIVEN NAMES: DONALD STEPHEN

NO. STREET APT: 11 Gainsville Ave

CITY: Unionville

PROV.: Ontario POSTAL CODE: L3R 1W7

BUSINESS TELEPHONE NUMBER: 416 - 364 - 4938

BUSINESS FAX NUMBER: 416 - 364 - 5162

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [✓] NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- [✓] ALBERTA
- [✓] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [✓] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [✓] UNITED STATES
  - [ ] NASDAQ
  - [✓] SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 962,000 | 16 11 01 | 10 | 2,000 | | 0 22 | | 964 000 | 0 | |
| COMMON | 964 000 | 11 01 02 | 11 | 40 000 | | 0 25 | | 1,004 000 | 0 | |
| WARRANTS | NIL | 11 01 02 | 11 | 20,000 | | 0 45 | | 20,000 | 0 | |
| OPTIONS | 1,000,000 | | | | | | | 1,000,000 | 0 | |

**BOX 6. REMARKS**

The 40,000 shares and 20,000 warrants were acquired as a unit offering at a price of $0.25 per unit. The warrants are exerciseable at $0.45 until December 28, 2002 and at $0.65 until December 28, 2003

ATTACHMENT [ ] YES [✓] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [✓] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DONALD S. BUBAR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 18 01 02

Insider Reports in English and French are available from the Manitoba, Ontario, Québec and federal jurisdictions. If you are a corporate insider in the province of Québec, you will receive correspondence in French. Individuals in the province of Québec will receive, upon request, correspondence in English.

Where an insider of a reporting issuer does not own or have control or direction over securities of the reporting issuer, or where an insider's ownership or direction or control over securities of the reporting issuer remains unchanged from the last report filed, a report is not required. Insider reports are not required to be filed in New Brunswick, the Northwest Territories, Prince Edward Island or the Yukon.

"Reporting issuer" has the same meaning as the words "distributing bank" as defined in subsection 265(1) of the *Bank Act*; "distributing association" as defined in subsection 260(1) of the *Cooperative Credit Associations Act* (CCAA); and "distributing company" as defined in subsection 288(1) of the *Insurance Companies Act* (ICA) or subsection 270(1) of the *Trust and Loan Companies Act* (TLCA); "distributing corporation" as defined in subsection 126(1) of the *Canada Business Corporations Act* (CBCA).

"Debt securities" wherever it appears herein, has the same meaning as "debt obligation" as defined in subsection 2(1) of the CBCA.

**BOX 1 Name of the reporting issuer**

Provide the full legal name of the reporting issuer. Use a separate report for each reporting issuer.

**BOX 2 Insider data**

Indicate all of your relationship(s) to the reporting issuer using the following codes:

| | |
|---|---|
| Reporting issuer that has acquired securities issued by itself (or by any of its affiliates - CBCA) | 1 |
| Subsidiary of the reporting issuer | 2 |
| Security holder who beneficially owns or who exercises control or direction over more than 10% of the securities of the reporting issuer (*Bank Act*, CCAA, ICA, TLCA, CBCA and Québec *Securities Act* – 10% of a class of shares) to which are attached voting rights or an unlimited right to a share of the profits and to its assets in case of winding up | 3 |
| Director of a reporting issuer | 4 |
| Senior officer of a reporting issuer | 5 |
| Director or senior officer of a security holder referred to in 3 | 6 |
| Director or senior officer of an affiliate (*Bank Act*, CCAA, ICA, TLCA and CBCA) or of a subsidiary of the reporting issuer, other than in 4, 5 and 6 | 7 |
| Deemed insider under the *Bank Act*, CCAA, ICA, TLCA and CBCA | 8 |

If you have filed a report before, indicate whether your relationship to the reporting issuer has changed.

Specify the date of the last report you filed, and if it is an initial report, the date on which you became an insider.

**BOX 3 Name, address and telephone number of the insider**

Provide your name, address and business telephone number.

**BOX 4 Jurisdiction**

Indicate each jurisdiction where the issuer is a reporting issuer.

**BOX 5 Insider holdings and changes**

Show direct and indirect holdings separately, both in the initial report and where a transaction is reported. Indicate only one transaction per line.

For an initial report complete only:

Ⓐ designation of class of securities held

Ⓓ present balance of class of securities held

Ⓔ nature of ownership (see List of Codes)

Ⓕ identification of the registered holder where ownership is indirect

If you acquired or disposed of securities while an insider, complete sections Ⓐ to Ⓕ:

Ⓐ Indicate a designation of the securities traded that is sufficient to identify the class, including yield, series, maturity.

Ⓑ Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, before the transaction that is being reported.

Ⓒ Indicate for each transaction:

- the date of the transaction (not the settlement date)
- the nature of the transaction (see List of Codes)
- the number of securities acquired or disposed of, or for debt securities, the aggregate nominal value
- the unit price paid or received on the day of the transaction, excluding the commission
- if the report is in American dollars, check the space under "$ US"

**BOX 5 Ⓒ Nature of transaction**

| | |
|---|---|
| Aquisition or disposition carried out in the market, excluding the exercise of an option | 10 |
| Private placement (issuance from treasury) | 11 |
| Acquisition or disposition carried out privately (already issued securities) | 20 |
| Acquisition or disposition pursuant to a takeover bid or issuer bid | 22 |
| Change in the nature of ownership | 25 |
| Acquisition or disposition under a plan | 30 |
| Stock dividend | 35 |
| Acquisition or disposition of a call option | 40 |
| Acquisition or disposition of a put option | 45 |
| Expiration of an option | 46 |
| Acquisition or disposition by gift | 50 |
| Acquisition by inheritance or disposition by bequest | 55 |
| Short sale | 60 |
| Grant of warrants | 65 |
| Grant of rights | 66 |
| Exercise of warrants | 70 |
| Expiration of warrants | 71 |
| Expiration of rights | 72 |
| Exercise of rights | 75 |
| Exercise of options | 76 |
| Conversion or exchange | 78 |
| Stock split or consolidation | 84 |
| Redemption/retraction/cancellation/repurchase | 85 |
| Compensation for property | 90 |
| Compensation for services | 95 |
| Grant of options | 96 |
| Other than referred to above (please explain in Remarks) | 97 |
| Correction of information (please explain in Remarks) | 99 |

Ⓓ Indicate the number of securities, or for debt securities, the aggregate nominal value, of the class held, directly and indirectly, after the transaction that is being reported.

Ⓔ Indicate the nature of ownership, control or direction of the class of securities held using the following codes:

| | |
|---|---|
| Direct ownership | 0 |
| Indirect ownership (identify the registered holder) | 1 |
| Control or direction (identify the registered holder) | 2 |

Ⓕ For securities that are indirectly held, or over which control or direction is exercised, identify the registered holder.

**BOX 6 Remarks**

Add any explanation necessary to make the report clearly understandable.

If space provided for any item is insufficient, additional sheets may be used. Additional sheets must refer to the appropriate Box and must be properly identified and signed.

Office staff are not permitted to alter a report.

**BOX 7 Signature and filing**

Sign and date the report.

File two copies of the report in each jurisdiction in which the issuer is reporting within the time limits prescribed by the applicable laws of that jurisdiction. British Columbia requires only one copy.

Manually sign one of the two copies.

Legibly print or type the name of each individual signing the report.

If the report is filed on behalf of a company, partnership, trust or other entity, legibly print or type the name of that entity after the signature.

If the report is signed on behalf of an individual by an agent, there shall be filed with each jurisdiction in which the report is filed a duly completed power of attorney.

---

Alberta Securities Commission
21st Floor
10025 Jasper Avenue
Edmonton, Alberta
T5J 3Z5

Office of the Superintendent of Financial Institutions, Canada
13th Floor, Kent Square
255 Albert Street
Ottawa, Ontario
K1A 0H2

British Columbia Securities Commission
200 - 865 Hornby Street
Vancouver, British Columbia
V6Z 2H4

Director
Canada Business Corporations Act
9th Floor
Journal Tower South
365 Laurier Avenue West
Ottawa, Ontario
K1A 0C8

Manitoba Securities Commission
1128 - 405 Broadway
Winnipeg, Manitoba
R3C 3L6

Director of Securities
Department of Justice, Newfoundland
P.O. Box 8700
4th Floor, East Block
Confederation Building
St. John's, Newfoundland
A1B 4J6

Nova Scotia Securities Commission
Joseph Howe Building, 2nd Floor
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Ontario Securities Commission
Suite 800, Box 55
20 Queen Street West
Toronto, Ontario
M5H 3S8

Commission des valeurs mobilières du Québec
C.P. 246, Tour de la Bourse
Montréal, (Québec)
H4Z 1G3

Saskatchewan Securities Commission
8th Floor
1914 Hamilton Street
Regina, Saskatchewan
S4P 3V7

FILE No. 82-4427

# INSIDER REPORT

(See instructions on the back of this report)

*Where freedom of information legislation is in force in the jurisdiction where this form is filed:* The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number IC/PPU-049. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-899-6548), or write the Supervisor, 200 - 865 Hornby Street, Vancouver BC V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

AVALON VENTURES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 1 98

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: MAC EACHEN

GIVEN NAMES: BRIAN DUNCAN

NO. 19 STREET LAKESHORE DRIVE APT

CITY: HAMMONDS PLAINS

PROV. NOVA SCOTIA POSTAL CODE B4B 1S6

BUSINESS TELEPHONE NUMBER: 902 - 420 - 1577

BUSINESS FAX NUMBER: 902 - 425 - 8260

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☑ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

- ☐ ALBERTA
- ☑ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| COMMON | 100,000 | | | | | | | 100,000 | 2 | CHARLENE MACEACHEN (SPOUSE) |
| COMMON | 60,000 | | | | | | | 60,000 | 1 | RRSP |
| OPTIONS | 100,000 | 29 02 00 | 76 | | 100,000 | 0.70 | | Ø | 0 | |
| COMMON | Ø | 29 02 00 | 76 | 100,000 | | 0.70 | | Ø | 0 | |
| COMMON | Ø | 29 02 00 | 10 | | 100,000 | 0.77 | | Ø | 0 | |
| OPTIONS | Ø | 03 03 00 | 96 | 105,000 | | 0.82 | | 105,000 | 0 | |

**BOX 6. REMARKS**

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☐ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): BRIAN MAC EACHEN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 03 00